Corporate Headquarters
5096 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-3800
(800) 321-6290
(216) 292-3974/Fax
info@olysteel.com
www.olysteel.com
October 3, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Cvrkel, Division of Corporation Finance

Re:	Olympic Steel, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File Number 000-23320

Dear Ms. Cvrkel:
     Olympic Steel, Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 24, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed March 14, 2008.
     Below is the Company’s response to the comment in the Comment Letter. For the convenience of the staff, we have repeated the staff’s comment before our corresponding response.
Form 10-K for the year ended December 31, 2007
Note 4. Property and Equipment, page 37.
1.	We have reviewed your response to our prior comment number 8 but are still unclear as to how your capitalization policies for software and related technology costs comply with the guidance in SOP 98-1. As previously requested, please tell us and explain in further detail your accounting policy for software development costs. As part of your response and your revised disclosure, please indicate the nature and timing of the costs incurred which are capitalized and the nature and timing of the costs expensed.

Securities and Exchange Commission
October 3, 2008

     Response: We believe our cost capitalization policies for software and related technology costs comply with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In accordance with SOP 98-1, we determined that our current information systems project qualified for “internal use” only, as it will be used solely to meet Olympic Steel’s internal needs and we have no plans to market our software externally. At each stage of the software development project — preliminary project stage, application development stage and post implementation stage — we identify and accumulate costs incurred and determine which items are properly capitalized or expensed in accordance with SOP 98-1.
     The project involving our Company’s new information systems commenced in 2006. By the end of 2007, we had completed the preliminary project stage and we were in the application development stage. Project costs incurred through 2007 included software and licensing fees, hardware costs, internal payroll and external consulting costs.
     All costs related to the design and configuration of the software and interfaces, coding, installation of hardware, development of software to convert old data for the new system and testing, were capitalized to “construction in progress,” and totaled $4.0 million through December 31, 2007, consisting of $2.3 million incurred in 2006 and $1.7 million incurred in 2007. We will amortize these capitalized costs on a straight-line basis over their estimated useful lives, which we believe is five years, beginning when the software is ready for its intended use. We currently expect the software to begin phased-in use commencing in 2009.
     All costs related to the preliminary project stage, the purging and cleansing of existing data and the creating, reconciling or converting old data into the new system and user training have been expensed, and totaled $1.54 million in 2006 and $2.05 million in 2007.
     In future filings we will disclose our accounting policy for software development costs, and we will indicate the nature and timing of the costs capitalized, and the nature and timing of the costs expensed.

Securities and Exchange Commission
October 3, 2008

*       *       *
     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 682-4040.
Sincerely,
/s/Richard T. Marabito
OLYMPIC STEEL, INC.
Richard T. Marabito
Chief Financial Officer